UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                          Standard Motor Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $2.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    853666105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Carmine J. Broccole, Esq.
                          Standard Motor Products, Inc.
                              37-18 Northern Blvd.
                        Long Island City, New York 11101
                                 (718) 392-0200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                               (Page 1 of 6 Pages)

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING  PERSONS
                   Marilyn Fife Cragin

                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP
                                                                        (a)  |_|
                                                                         (b) |_|
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS
                   OO; PF
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM  2(d) or 2(e)                            |_|
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States of America
------------------------------- -------- ---------------------------------------
                                   7     SOLE VOTING  POWER
                                         667,794*
                                -------- ---------------------------------------
       NUMBER OF SHARES            8     SHARED VOTING  POWER
         BENEFICIALLY                    655,730
           OWNED BY
        EACH REPORTING
         PERSON WITH
                                -------- ---------------------------------------
                                   9     SOLE DISPOSITIVE  POWER
                                         667,794*
                                -------- ---------------------------------------
                                  10     SHARED DISPOSITIVE  POWER
                                         655,730
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,323,524 shares*
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN  SHARES                                           |X|
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)
                   6.6%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   IN
------------------ -------------------------------------------------------------

* Excludes (i) 9,307 shares of Common Stock held by Ms. Cragin's spouse, which shares Ms. Cragin disclaims beneficial ownership, and (ii) 61,975 shares of Common Stock held in trust for the benefit of Ms. Cragin's children in which Ms. Cragin's spouse is the trustee, which shares Ms. Cragin disclaims beneficial ownership.

--------------------------------------------------------------------------------
CUSIP NO.  853666105               SCHEDULE 13D              PAGE 3 OF 6 PAGES
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Common Stock, par value $2.00 per share (the "Common Stock"), of Standard Motor Products, Inc., a New York corporation (the "Issuer"). The Issuer's principal executive offices are located at 37-18 Northern Boulevard, Long Island City, New York 11101.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Marilyn Fife Cragin (the "Reporting Person"), who is a citizen of the United States of America. The Reporting Person is an independent consultant, and the business address of the Reporting Person is 37-18 Northern Boulevard, Long Island City, New York 11101.

         During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) On September 28, 1998, the Reporting Person was appointed a co-trustee to a trust in which she shared voting and dispositive power of 321,035 shares of Common Stock. In addition, as of May 20, 1999, the Reporting Person directly owned (i) 544,069 shares of Common Stock, which she previously acquired without consideration, (ii) 18,560 shares of Common Stock, which she beneficially owned as the trustee of several family trusts, and (iii) 26,387 shares of Common Stock, which she beneficially owned as the custodian of a custodial account for the benefit of her children.

         As of May 20, 1999, the Reporting Person was the beneficial owner of an aggregate of 910,051 shares of Common Stock, which amount comprised 6.9% of the outstanding shares of Common Stock of the Issuer on such date.

         (b) On January 27, 2000, the Reporting Person became the beneficial owner of an additional 194,520 shares of Common Stock due to the Reporting Person being appointed as the co-executor of a family member's estate in which she possessed shared voting and dispositive power. In addition, the Reporting Person was the beneficial owner of 321,035 shares of Common Stock due to her position as a co-trustee to a trust in which she shared voting and dispositive power.

         In addition, as of May 18, 2000, the Reporting Person directly owned
(i) 541,162 shares of Common Stock (a decrease of 2,907 shares over the prior year), (ii) 18,560 shares of Common Stock, which she beneficially owned as the trustee of several family trusts, and (iii) 28,187 shares of Common Stock (an increase of 1,800 shares over the prior year received as a gift), which she beneficially owned as the custodian of a custodial account for the benefit of her children.

         As of May 18, 2000, the Reporting Person was the beneficial owner of an aggregate of 1,103,464 shares of Common Stock, which amount comprised 8.6% of the outstanding shares of Common Stock of the Issuer on such date.

         (c) On May 17, 2001, the Reporting Person was the beneficial owner of 495,273 shares of Common Stock due to her position as a co-trustee to a trust in which she shared voting and dispositive power. In addition, as of May 17, 2001, the Reporting Person directly owned (i) 536,548 shares of Common Stock (a decrease of 4,614 shares over the prior year, which shares were gifted to her children's custodial account), (ii) 70,960 shares of Common Stock (an increase of 52,400 shares over the prior year due to the Reporting Person being added as a trustee to another family trust), which she beneficially owned as the trustee of several family trusts, and (iii) 32,801 shares of Common Stock (an increase of 4,614 shares over the prior year which were gifted by her to her children's custodial account), which she beneficially owned as the custodian of a custodial account for the benefit of her children.

--------------------------------------------------------------------------------
CUSIP NO.  853666105               SCHEDULE 13D              PAGE 4 OF 6 PAGES
--------------------------------------------------------------------------------


         On May 17, 2001, the Reporting Person was the beneficial owner of an aggregate of 1,135,582 shares of Common Stock, which amount comprised 9.1% of the outstanding shares of Common Stock of the Issuer on such date.

         (d) On December 30, 2002, the Reporting Person acquired in the open market debentures which are convertible into 52,240 shares of Common Stock for $990,030 cash; such debentures were acquired under a trust in which the Reporting Person was a trustee. In addition, on such date, the Reporting Person was appointed as an officer and director of a family foundation in which she shared voting and dispositive power of 104,063 shares of Common Stock.

         In addition, on December 30, 2002, the Reporting Person was the beneficial owner of 447,187 shares of Common Stock (a decrease of 48,086 shares over the prior year which was the result of a trust being closed and such shares being distributed) due to her position as a co-trustee to a trust in which she shared voting and dispositive power. In addition, on such date, the Reporting Person was appointed as a co-trustee of another trust in which she shared voting and dispositive power of 52,240 shares of Common Stock underlying debentures.

         In addition, as of December 30, 2002, the Reporting Person directly owned (i) 703,759 shares of Common Stock (an increase of 167,211 shares over the prior year which was the result of a trust being closed and such shares being distributed), (ii) 18,560 shares of Common Stock, which she beneficially owned as the trustee of a family trust, and (iii) 39,035 shares of Common Stock (an increase of 6,234 shares over the prior year), which she beneficially owned as the custodian of a custodial account for the benefit of her children.

         On May 22, 2003, the Reporting Person was the beneficial owner of an aggregate of 1,417,084 shares of Common Stock, which amount comprised 11.3% of the outstanding shares of Common Stock of the Issuer on such date.

         (e) As of December 31, 2004, the Reporting Person directly owned (i) 628,759 shares of Common Stock (a decrease of 75,000 shares over the prior year which was the result of a sale of shares), and (ii) 39,035 shares of Common Stock which she beneficially owned as the custodian of a custodial account for the benefit of her children.

         In addition, on December 31, 2004, the Reporting Person was the beneficial owner of (i) 447,187 shares of Common Stock due to her position as a co-trustee to a trust in which she shared voting and dispositive power; (ii) 52,240 shares of Common Stock underlying debentures, in which the Reporting Person was a co-trustee of a trust in which she shared voting and dispositive power of such shares; (iii) 52,240 shares of Common Stock underlying debentures, in which the Reporting Person was a trustee of a trust; and (iv) 104,063 shares of Common Stock in which the Reporting Person was an officer and director of a family foundation and in which she shared voting and dispositive power of such shares.

         On December 31, 2004, the Reporting Person was the beneficial owner of an aggregate of 1,323,524 shares of Common Stock, which amount comprised 6.6% of the outstanding shares of Common Stock of the Issuer on such date.

ITEM 4.  PURPOSE OF TRANSACTION.

         The events that required the filing of this Schedule 13D was (a) the appointment of the Reporting Person as a co-trustee of several trusts and the acquisition of additional shares of Common Stock or debentures convertible into Common Stock by such trusts, (b) the election of the Reporting Person as a director and officer of a family foundation, (c) the appointment of the Reporting Person as a co-executor of a family member's estate, and (d) the acquisition of shares for the custodial account of the Reporting Person's children. All of the shares of Common Stock discussed herein are being held for investment purposes.

--------------------------------------------------------------------------------
CUSIP NO.  853666105               SCHEDULE 13D              PAGE 5 OF 6 PAGES
--------------------------------------------------------------------------------


         The Reporting Person, either individually or as trustee or as custodian or as an officer/director, may acquire additional shares of Common Stock in the future. Further, the Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, market price of the shares of Common Stock, conditions in securities markets generally, general economic and industry conditions, liquidity needs, alternative investment opportunities and other factors. Accordingly, the Reporting Person reserves the right to change her plans and intentions at any time, as she deems appropriate. In particular, the Reporting Person may at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for shares of Common Stock, or may dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. If the Reporting Person engages in any such transaction, the Reporting Person may determine to retain some portion of the shares of Common Stock as an investment.

         Other than as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Reporting Person is currently the beneficial owner of an aggregate of 1,323,524 shares of Common Stock, which comprise 6.6% of the outstanding shares of Common Stock of the Issuer. The Reporting Person has sole power to vote, or to direct the voting of, and sole power to dispose, or direct the disposition of, 667,794 shares of Common Stock. In addition, the Reporting Person has shared power to vote, or to direct the voting of, and shared power to dispose, or direct the disposition of, 655,730 shares of Common Stock.

         The Reporting Person shares voting and dispositive power with John Cragin (Ms. Cragin's spouse), Arthur D. Davis and Susan F. Davis, each of whom are citizens of the United States of America. Arthur D. Davis and Susan F. Davis are each currently retired, and John Cragin is the Director of HCAP (which manages programs for the uninsured) at Boston Medical Center in Boston, Massachusetts; each of their address is 37-18 Northern Boulevard, Long Island City, New York 11101. During the last five years, neither John Cragin, Arthur D. Davis nor Susan F. Davis has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         No person other then the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Person. There have been no transactions in shares of Common Stock effected during the past 60 days by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

--------------------------------------------------------------------------------
CUSIP NO.  853666105               SCHEDULE 13D              PAGE 6 OF 6 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2005

                                            By:   /S/ MARILYN FIFE CRAGIN
                                                  -------------------------
                                                  Name: Marilyn Fife Cragin